Exhibit 99.1

Titan America Announces Third Quarter 2026 Results

Heightened Market Headwinds, Increased Energy Costs, Unfavorable Weather Conditions, and Unplanned Maintenance Outage at the Roanoke Cement Plant Pressured Margins During the Quarter
Keystone Integration on Schedule, with Early Successes in Reliability, Quality, and Market Synergies
Updated Full Year 2026 Outlook to Reflect Current Market Conditions
Norfolk, Virginia, November 4, 2026 – Titan America SA (NYSE: TTAM), a leading vertically integrated producer and supplier of building materials, services and solutions in the construction industry operating along the U.S. East Coast, today announced its third quarter 2026 financial results. Titan America SA, including its wholly-owned operating subsidiary, Titan America LLC, is referred to herein as “Titan America” or the “Company.”

Third-Quarter 2026 Highlights

•Revenue of $461.6 million, an increase of 5.7% compared to $436.8 million in Q3 2025
•Net Income of $39.8 million, compared to $57.4 million in Q3 2025
•Earnings per share of $0.22, compared to $0.31 in Q3 2025
•Adjusted EBITDA(1) of $95.0 million, compared to $116.7 million in Q3 2025

A combination of heightened market headwinds, increased energy costs, and unfavorable weather conditions pressured margins during the third quarter. While infrastructure demand remained resilient across Titan America’s markets, deteriorating conditions in an already soft residential sector weighed heavily on performance, particularly in Florida. These challenges were further compounded by September’s record high rainfall in key markets in Southeast Florida and by job site labor shortages, which slowed the pace of non-residential construction activity in affected markets. In addition, the Mid-Atlantic business segment was impacted by an unplanned maintenance outage at the Roanoke Cement plant during the quarter, which reduced cement volumes and increased operating costs.

Bill Zarkalis, President & CEO of Titan America, stated, “In response to current deteriorating near-term market conditions and ongoing cost headwinds, we have intensified our focus on cost reduction and productivity initiatives. Project Cornerstone has already generated approximately $20 million in cost savings year-to-date in 2026 and it is expected to deliver at a run-rate exceeding $50 million by year-end 2029. Near-term market challenges do not change the big picture of a dynamic construction materials market, with attractive long-term growth expectations fueled by the secular trends of sustained infrastructure investment, digital transformation and the AI economy, modernization of power production and distribution grids, manufacturing reshoring in our country, resilient urbanization, and most importantly, the ballooning shortfall in housing required to meet the needs of the U.S. population. We believe Titan America is in a strong position to capitalize on these trends, as we continue to strategically invest in growing together with our customers. Supported by our strong market positions, strategic investments, and ongoing productivity initiatives, we are confident in our ability to generate attractive long-term value for shareholders.”

Third Quarter 2026 Results (unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2026	2025	$ Change	% Change	2026	2025	$ Change	% Change
(all amounts in thousands of US$)
Revenue	$461,642	$436,849	$24,793	5.7%	$1,330,689	$1,258,526	$72,163	5.7%
Net Income	$39,761	$57,423	$(17,662)	(30.8)%	$116,050	$141,928	$(25,878)	(18.2)%
Adjusted EBITDA	$94,988	$116,669	$(21,681)	(18.6)%	$278,296	$295,925	$(17,629)	(6.0)%

Cashflow provided by operating activities	$83,740	$106,733	$(22,993)	(21.5)%	$220,341	$214,827	$5,514	2.6%
Free cash flow	$17,666	$68,301	$(50,635)	(74.1)%	$67,374	$94,395	$(27,021)	(28.6)%

Revenue for the three months ended September 30, 2026 was $461.6 million, an increase of 5.7% compared to $436.8 million in the prior year quarter, of which approximately $30 million was attributable to the acquired Keystone Cement operations. On a like for like basis, revenue for the three months ended September 30, 2026 decreased by approximately $5 million primarily from lower external sales volumes in cement and ready-mix concrete partially offset by increases in ready-mix concrete and fly-ash prices.
Net Income for the three months ended September 30, 2026 was $39.8 million, compared to $57.4 million in the prior year quarter, while Adjusted EBITDA for the three months ended September 30, 2026 was $95.0 million, compared to $116.7 million in the prior year period. Net Income Margin and Adjusted EBITDA Margin in the three months ended September 30, 2026 were 8.6% and 20.6%, respectively, compared to 13.1% and 26.7%, respectively, in the same period of 2025.
The decrease in Adjusted EBITDA was primarily driven by lower contribution from the Florida segment, as described further below. A combination of increasing market headwinds, and higher materials and energy costs negatively impacted Adjusted EBITDA in the third quarter compared to the same period of 2025. Results in the Mid-Atlantic segment were further impacted by an unplanned maintenance outage at the Roanoke Cement plant, while the Florida segment experienced job site labor constraints, project delays, and record September rainfall in key markets in Southeast Florida.
In addition, when compared to the prior year quarter, Net Income for the three months ended September 30, 2026 reflected higher depreciation, depletion, and amortization expense and higher share-based compensation expense, partially offset by a decrease in income tax expense on lower pre-tax income and a lower expected annual effective tax rate.
Cash Flow and Capital Resources

For the nine months ended September 30, 2026, cash flow provided by operating activities was $220.3 million and net capital expenditures were $153.0 million, resulting in free cash flow of $67.4 million.

As of September 30, 2026, Titan America had approximately $48.4 million in cash and cash equivalents and approximately $579.5 million in total debt. Net debt was approximately $531.2 million, representing a ratio of 1.43x trailing twelve-month Adjusted EBITDA.

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Revenue and Adjusted EBITDA by Reportable Segment

	Revenue
	Three Months Ended September 30			Nine Months Ended September 30
	2026	2025	% Change	2026	2025	% Change
(all amounts in thousands of US$)
Florida	$249,016	$263,325	(5.4)%	$759,073	$777,321	(2.3)%
Mid-Atlantic	212,626	173,524	22.5%	571,616	481,205	18.8%
Consolidated	$461,642	$436,849	5.7%	$1,330,689	$1,258,526	5.7%

	Segment Adjusted EBITDA
	Three Months Ended September 30			Nine Months Ended September 30
	2026	2025	% Change	2026	2025	% Change
(all amounts in thousands of US$)
Florida	$60,837	$81,147	(25.0)%	$184,025	$214,099	(14.0)%
Mid-Atlantic	$36,500	$36,618	(0.3)%	$101,935	$88,134	15.7%

The Florida segment generated revenue of $249.0 million in the third quarter of 2026, compared to $263.3 million in the prior year quarter with lower ready-mix concrete and cement sales volumes and lower cement and concrete block pricing not being fully offset by favorable ready-mix concrete sales pricing, and aggregates sales volumes. Ongoing housing affordability pressures and job site labor constraints negatively affected the pace of construction activity and the start of new projects in the quarter. September’s record rainfall in parts of Southeast Florida also weighed on activity. Segment Adjusted EBITDA for the quarter was $60.8 million, compared to $81.1 million in the prior year quarter as the combination of lower cement and ready-mix concrete sales volumes, and higher energy and materials costs more than offset lower maintenance costs and operating efficiencies.

The Mid-Atlantic segment generated revenue of $212.6 million in the third quarter, compared to $173.5 million in the prior year quarter. The 22.5% year-over-year increase in revenue was primarily due to approximately $30 million of revenue from the acquired Keystone assets, higher pricing and volume in ready-mix concrete partially offset by lower volumes in the segment’s legacy cement operations. Segment Adjusted EBITDA was $36.5 million, compared to $36.6 million in the prior year quarter as higher energy and materials costs and the impact of the unplanned maintenance outage at our Roanoke Cement plant, further compounded by lingering effects from recent import supply disruptions, more than offset the positive contribution from Keystone, and the benefits of project mix, improved pricing and operating efficiencies in the segment’s ready-mix concrete activities.
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2026 Outlook
Bill Zarkalis, President & CEO of Titan America said, “Based on our current visibility for the remainder of the year and in response to recent near-term market conditions, we have updated our full-year 2026 outlook. Including the contribution from Keystone, we now expect mid-single-digit revenue growth compared to 2025. We also anticipate Adjusted EBITDA Margin will decline by approximately 250 to 300 basis points year over year. Our updated outlook reflects evolving market conditions, the impact of unplanned maintenance outages, and the low pre-synergy contribution from the acquired Keystone assets.”

Conference Call

Titan America will host a conference call at 5:00 p.m. ET on November 4, 2026. The conference call will be broadcast live over the Internet. Additionally, a slide presentation will accompany the conference call. To listen to the call and view the slides, please visit the Investors section of Titan America’s website at https://www.titanamerica.com/. For those who are unable to listen to the live broadcast, an audio replay of the conference call will be available on the Titan America website for 30 days.
About Titan America SA
Titan America is a leading vertically integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Keystone Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs.
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Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements regarding or based upon management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, capital expenditures, developments in the industry in which we operate and the integration of the Keystone Cement Company, including statements concerning expected benefits, synergies, costs, timing, operational improvements and other effects of the Keystone acquisition. These forward-looking statements are based on management’s current expectations, assumptions, estimates, forecasts and projections and on information available as of the date of this press release. In some cases, you can identify forward-looking statements by terminology such as “believe,” “anticipate,” “continue,” “could,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “may,” “outlook,” “plan,” “predict,” “project,” “propose,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. The absence of these words does not mean that a statement is not forward-looking. By their nature, forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby in the forward-looking statements. Important factors that could cause such differences include, among others: general economic conditions and the level of residential, commercial and public infrastructure construction activity in our markets; interest rates and the availability of financing; the cost and availability of energy, raw materials and freight; tariffs and other trade measures; weather conditions and natural disasters; our ability to successfully integrate the Keystone Cement Company and realize the anticipated benefits of the acquisition; changes in environmental and other laws and regulations; and geopolitical developments, including the effects of a prolonged conflict involving Iran on energy prices, supply chains and infrastructure spending. Additional risks are detailed in our Annual Report for the fiscal year ended December 31, 2025, filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2026, including under “Item 3.D. Risk Factors,” and in our other filings and submissions with the SEC, including on Form 6-K. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Additional risks and uncertainties may emerge from time to time, and it is not possible for Titan America to predict all such risks or to assess the extent to which any risk, or combination of risks, may affect its business or the forward-looking statements contained in this press release. Forward-looking statements should not be relied upon as predictions or guarantees of future events or performance. Except as required by applicable law, Titan America undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statement, which speak only as of the date of this press release.

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Non-IFRS Financial Measures
In addition to the financial information presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), this press release includes the following non-IFRS financial measures: Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Net Debt and the Ratio of Net Debt to Adjusted EBITDA. Net Income Margin, calculated as net income divided by revenue, each as reported in accordance with IFRS, is presented as the most directly comparable IFRS financial measure to Adjusted EBITDA Margin. With respect to our forward-looking Adjusted EBITDA Margin outlook, we are unable to provide a reconciliation to forward-looking Net Income Margin without unreasonable effort for the reasons described in today’s earnings release and accompanying slide .
We define Adjusted EBITDA as net income before finance costs, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of the following items, as applicable:(gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, share-based compensation and certain transaction costs and other items that management does not consider indicative of our ongoing operating performance, as detailed in the reconciliation tables. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue, and we present Net Income Margin, which we define as net income divided by revenue, as the most directly comparable IFRS measure. Adjusted EBITDA Margin is used by management to evaluate operating profitability relative to revenue and to compare operating performance across periods.
We define Free Cash Flow as net cash provided by operating activities, less net payments for capital expenditures, which consists of (i) investments in property, plant and equipment, (ii) investments in identifiable intangible assets less (iii) proceeds from the sale of assets, net of disposition costs, and (iv) grants received related to property, plant and equipment. Net cash provided by operating activities is the IFRS measure most directly comparable to Free Cash Flow.
We define Net Debt as the sum of short-term and long-term borrowings, including accrued interest and current and non-current lease liabilities less cash and cash equivalents. We define the Ratio of Net Debt to Adjusted EBITDA as the ratio derived by dividing net debt as of the applicable reporting date divided by Adjusted EBITDA for the trailing twelve-month period ended on that date. See the “Reconciliation of IFRS to Non-IFRS Financial Measures” section below for reconciliations of the non-IFRS financial measures to their most directly comparable IFRS financial measures.
Non-IFRS financial measures, including Adjusted EBITDA, Free Cash Flow, Net Debt and Ratio of Net Debt to Adjusted EBITDA are utilized by management to provide additional insights into its financial and operational performance that may not be apparent from IFRS measures alone. These supplemental measures can aid in the comparability of the Company’s performance across different reporting periods by eliminating the effects of certain items that can vary significantly from one period to another, such as capital structure changes, non-operating items and other non-recurring or non-cash adjustments. Management finds these supplemental measures useful in assessing financial performance, operational efficiency, making strategic decisions and providing supplemental analysis of the Company’s ability to generate cash, service debt and fund investments.
We believe these non-IFRS financial measures, together with the corresponding IFRS financial measures, provide management and investors with useful supplemental information for evaluating our operating performance, liquidity and leverage and for identifying trends and comparing our performance across periods and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. Management also uses certain of these measures for internal planning, budgeting and performance evaluation.
However, these non-IFRS measures have limitations and should not be considered in isolation or as a substitute for the IFRS financial measures. One key limitation is the lack of standardization, which means they may be defined and calculated differently by other companies, potentially leading to reduced comparability. Additionally, these measures may exclude costs that are necessary to understand the
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Company’s overall financial performance. For instance, Adjusted EBITDA adjusts net income for certain items, but it is important to recognize that the Company may incur similar expenses in the future. Likewise, while Free Cash Flow indicates the cash which may be available for discretionary purposes, it does not account for non-discretionary expenditures such as debt service costs and income tax obligations. Net Debt provides insight into the net borrowing position, but it does not consider the liquidity and maturity profile of the underlying debt and cash and cash equivalents positions. The Ratio of Net Debt to Adjusted EBITDA provides insight into the Company’s ability to pay debts, but it does not consider all liabilities and can be sensitive to short term changes in operating performance.
Investors and analysts are encouraged to evaluate each of these adjustments and the reasons management considers them appropriate for supplemental analysis. It is also essential to be aware that the Company may modify the presentation of these non-IFRS measures in the future, and any such modification may be material. As a result, these measures may not be indicative of future performance and may not be comparable to similarly titled measures used by other companies, thereby diminishing their utility. In summary, while non-IFRS measures can provide valuable additional context, they should be used in conjunction with the most directly comparable IFRS financial measures to ensure a balanced and comprehensive analysis of the Company’s financial results.

(1) As used throughout this release, the terms Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Net Debt and the Ratio of Net Debt to Adjusted EBITDA are non-IFRS financial metrics. See “Reconciliation of IFRS to Non-IFRS Financial Measures” for reconciliations of the non-IFRS financial measures to their most directly comparable IFRS financial measures. See “Non-IFRS Financial Measures” for further discussion on these non-IFRS measures and why we believe they are useful.

Condensed Consolidated Statements of Income (Unaudited)

(all amounts in thousands of US$ except for earnings per share)	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025

Revenue	$461,642	$436,849	$1,330,689	$1,258,526
Cost of goods sold	(358,139)	(309,209)	(1,022,157)	(926,794)
Gross profit	103,503	127,640	308,532	331,732

Selling expense	(10,245)	(8,719)	(28,304)	(25,570)
General and administrative expense	(31,574)	(31,655)	(103,116)	(95,854)
Net impairment (loss)/gain on financial assets	(138)	141	(473)	291
Fair value loss on sale of accounts receivable, net	(983)	(1,292)	(3,332)	(3,394)
Other operating (loss)/income, net	148	505	(78)	883
Operating income	60,711	86,620	173,229	208,088

Finance cost, net	(6,002)	(5,440)	(14,246)	(17,591)
Foreign exchange gain/(loss), net	1,605	(830)	16,327	(45,348)
Derivative financial instrument (loss)/gain, net	(4,440)	(2,010)	(16,925)	42,800
Other non-operating income	—	—	—	2,552
Income before income taxes	51,874	78,340	158,385	190,501
Income tax expense	(12,113)	(20,917)	(42,335)	(48,573)
Net Income	$39,761	$57,423	$116,050	$141,928

Earnings per share of common stock:
Basic earnings per share	$0.22	$0.31	$0.63	$0.78
Diluted earnings per share	$0.22	$0.31	$0.63	$0.78
Weighted average number of common stock - basic	184,373,341	184,362,465	184,369,795	183,010,817
Weighted average number of common stock - diluted	184,674,261	184,402,038	184,623,773	183,050,390

Condensed Consolidated Balance Sheet (Unaudited)

	September 30,	December 31,
(all amounts in thousands of US$)	2026	2025
Current assets:
Cash and cash equivalents	$48,380	$211,750
Trade receivables, net	81,442	54,308
Other receivables, net	89,079	58,096
Inventories	247,827	226,414
Prepaid expenses and other current assets	18,993	18,051
Income taxes receivable	34,528	41,319
Short term investments, net	21,401	—
Derivatives and credit support payments	11,352	17
Total current assets	553,002	609,955

Noncurrent assets:
Property, plant, equipment and mineral deposits, net	1,264,816	930,012
Right-of-use assets	65,401	66,158
Other assets	14,654	9,139
Intangible assets, net	30,383	29,020
Goodwill	260,854	221,562
Derivatives and credit support payments	9,667	28,029
Total noncurrent assets	1,645,775	1,283,920
Total assets	$2,198,777	$1,893,875

Current liabilities:
Accounts and related party payables	$172,034	$144,681
Accrued expenses	32,217	22,122
Provisions	17,510	8,897
Income taxes payable	13	2,189
Short term borrowing, including accrued interest	214,213	5,387
Lease liabilities	11,319	11,168
Derivatives and credit support receipts	13,135	17
Other current liabilities	9,271	6,763
Total current liabilities	469,712	201,224

Non-current liabilities:
Long-term borrowings	296,910	390,438
Lease liabilities	57,102	55,420
Provisions	62,334	61,440
Deferred income tax liability	151,457	115,556
Derivatives and credit support receipts	10,539	28,300
Other noncurrent liabilities	27,793	7,431
Total noncurrent liabilities	606,135	658,585

Total liabilities	1,075,847	859,809

Stockholders’ equity	1,122,930	1,034,066

Total liabilities and stockholders’ equity	$2,198,777	$1,893,875

Condensed Consolidated Statements of Cash Flows (Unaudited)

(all amounts in thousands of US$)	Nine Months Ended September 30
	2026	2025
Cash flows from operating activities
Income before income taxes	$158,385	$190,501
Adjustments for:
Depreciation, depletion and amortization	90,482	79,762
Gain on divestiture	—	(2,552)
Finance cost	17,838	21,543
Finance income	(3,592)	(3,952)
Foreign exchange (gain)/loss, net	(16,327)	45,348
Derivative financial instrument loss/(gain), net	16,925	(42,800)
Changes in net operating assets and liabilities	(28,922)	(27,939)
Other	(2,497)	(7,723)
Cash generated from operations before income taxes	232,292	252,188
Income taxes, net	(11,951)	(37,361)
Net cash provided by operating activities	220,341	214,827

Cash flows from investing activities
Investments in property, plant and equipment	(155,313)	(119,081)
Investments in intangible assets	(954)	(2,399)
Acquisition, net of cash acquired	(275,972)	—
Short term investments, net	(21,332)	—
Interest received	3,878	3,738
Grants received	3,215	—
Proceeds from the sale of assets, net of disposition costs	85	1,048
Proceeds from sale of investment	—	5,368
Net cash used in investing activities	(446,393)	(111,326)

Cash flows from financing activities
Repayment of affiliated party borrowings	—	(21,084)
Proceeds from term loans with affiliated parties	128,722	—
Offering costs associated with borrowings	(2,042)	—
Repayment of third party line of credit	—	(25,000)
Proceeds from debt instruments	5,571	—
Lease payments	(7,783)	(7,502)
Share premium distribution	(14,749)	(14,749)
Proceeds from IPO	—	144,000
Related party recharge for stock-based compensation	(8,006)	(6,459)
Shares withheld for tax obligations	(267)	—
Derivative credit support (payments)/receipts and settlements	(14,542)	37,018
Interest paid	(17,311)	(16,781)
IPO Costs	—	(9,428)
Net cash provided by financing activities	69,593	80,015

Net (decrease)/increase in cash and cash equivalents	(156,459)	183,516

Cash and cash equivalents at:
Beginning of period prior to adjustment on initial application of amendments to IFRS 9, effective January 1, 2026	211,750	12,124
Adjustment on initial application of amendments to IFRS 9 effective January 1, 2026	(6,449)	—
Beginning of period	205,301	12,124
Effects of exchange rate changes	(462)	—
End of period	$48,380	$195,640
Note: The statement of cashflows reflects the impact of the adoption of IFRS 9.

Reconciliation of IFRS to Non-IFRS Financial Measures
Reconciliation of IFRS Net Income to Non-IFRS Adjusted EBITDA and IFRS Net Income Margin to Non-IFRS Adjusted EBITDA Margin

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
(all amounts in thousands of US$)
Net income	$39,761	$57,423	$116,050	$141,928
Finance cost, net	6,002	5,440	14,246	17,591
Income tax expense	12,113	20,917	42,335	48,573
Depreciation, depletion and amortization	30,621	28,058	90,482	79,762
Loss/(gain) on disposal of fixed assets	373	(602)	462	(301)
Foreign exchange (gain)/loss, net	(1,605)	830	(16,327)	45,348
Derivative financial instrument loss/(gain), net	4,440	2,010	16,925	(42,800)
Fair value loss on sale of accounts receivable, net	983	1,292	3,332	3,394
Share-based compensation	2,262	586	6,482	2,257
IPO transaction costs	—	146	—	2,328
Acquisition related expenses	475	—	4,477	—
Other	(437)	569	(168)	(2,155)
Adjusted EBITDA	$94,988	$116,669	$278,296	$295,925

Revenue	$461,642	$436,849	$1,330,689	$1,258,526
Net Income Margin(1)	8.6%	13.1%	8.7%	11.3%
Adjusted EBITDA Margin(2)	20.6%	26.7%	20.9%	23.5%

(1)Net Income Margin is calculated as net income divided by revenue.
(2)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.

	Twelve Months Ended
	September 30, 2026	December 31, 2025
(all amounts in thousands of US$)
Net Income	$159,561	$185,439
Finance cost, net	19,216	22,561
Income tax expense	53,165	59,403
Depreciation, depletion and amortization	119,436	108,716
Loss/(gain) on disposal of fixed assets	759	(4)
Foreign exchange loss/(gain), net	(16,574)	45,101
Derivative financial instrument (gain)/loss, net	17,884	(41,841)
Fair value loss on sale of accounts receivable, net	3,950	4,012
Share-based compensation	8,017	3,792
IPO transaction costs	(35)	2,293
Acquisition related expenses	7,138	2,661
Other	(482)	(2,469)
Adjusted EBITDA	$372,035	$389,664

Reconciliation of Free Cash Flow

	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
(all amounts in thousands of US$)
Net cash provided by operating activities	$83,740	$106,733	$220,341	$214,827
Adjusted by:
Investments in property, plant and equipment	(69,256)	(38,243)	(155,313)	(119,081)
Investments in identifiable intangible assets	(54)	(1,203)	(954)	(2,399)
Proceeds from the sale of assets, net of disposition costs	21	—	85	1,048
Grants received	3,215	1,014	3,215	—
Net Capital Expenditures	(66,074)	(38,432)	(152,967)	(120,432)
Free Cash Flow	$17,666	$68,301	$67,374	$94,395

Reconciliation of Net Debt and Ratio of Net Debt to Adjusted EBITDA

	As of
	September 30, 2026	December 31, 2025
(all amounts in thousands of US$)
IFRS:
Short-term borrowings, including accrued interest	$214,213	$5,387
Long-term borrowings	296,910	390,438
Short-term lease liabilities	11,319	11,168
Long-term lease liabilities	57,102	55,420
Total Debt	$579,544	$462,413
Less:
Cash and cash equivalents	$(48,380)	$(211,750)
Net Debt	$531,164	$250,663

Trailing Twelve Months Net Income	$159,561	$185,439
Ratio of Total Debt to Net Income	3.63	2.49
Non-IFRS:
Trailing Twelve Months Adjusted EBITDA	$372,035	$389,664
Ratio of Net Debt to Adjusted EBITDA	1.43	0.64

Product Volumes and External Pricing

	Three Months Ended September 30				Nine Months Ended September 30
Volumes (in thousands) (1)(2)(3)	2026	2025	Change	% Change	2026	2025	Change	% Change
Total cement volumes	1,601	1,461	140	9.6%	4,466	4,195	271	6.5%
Cement consumed internally	(312)	(345)			(952)	(1,030)
External cement volumes	1,289	1,116	173	15.5%	3,514	3,165	349	11.0%
Total aggregates volumes	2,176	2,150	26	1.2%	6,282	6,303	(21)	(0.3)%
Aggregates consumed internally	(809)	(904)			(2,452)	(2,801)
External aggregates volumes	1,367	1,246	121	9.7%	3,830	3,502	328	9.4%
External ready-mix concrete volumes	1,136	1,198	(62)	(5.2)%	3,427	3,482	(55)	(1.6)%
External concrete block volumes	16,150	16,032	118	0.7%	50,439	47,501	2,938	6.2%
Total fly ash volumes	205	201	4	2.0%	564	520	44	8.5%
Fly ash consumed internally	(40)	(42)			(121)	(120)
External fly ash volumes	165	159	6	3.8%	443	400	43	10.8%

(1) Sales volumes are shown in tons for cement, aggregates and fly ash; in cubic yards for ready-mix concrete; and in 8-inch equivalent units for concrete blocks.
(2) Cement, aggregates and fly ash consumed internally represents the quantity of those materials transferred to our ready-mix concrete and concrete block product lines for use in the production process. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.
(3) Aggregate volumes exclude by-products.

	Three Months Ended September 30				Nine Months Ended September 30
Average External Selling Price (1)	2026	2025	$ Change	% Change	2026	2025	$ Change	% Change
Cement	$146.56	$149.07	$(2.51)	(1.7)%	$147.76	$149.44	$(1.68)	(1.1)%
Aggregates	$24.06	$24.30	$(0.24)	(1.0)%	$24.63	$24.86	$(0.23)	(0.9)%
Ready-mix concrete	$170.95	$162.23	$8.72	5.4%	$168.44	$162.29	$6.15	3.8%
Concrete block	$2.26	$2.33	$(0.07)	(3.0)%	$2.29	$2.35	$(0.06)	(2.6)%
Fly ash	$55.28	$51.86	$3.42	6.6%	$55.10	$54.03	$1.07	2.0%

(1) Average external selling prices are shown on a per ton basis for cement, aggregates and fly ash; on a per cubic yard basis for ready-mix concrete; and on a per 8-inch equivalent unit for concrete blocks.

Segment Volume and Pricing Trends(1)(2)(3)

	Three Months Ended September 30, 2026 compared to September 30, 2025				Nine Months Ended September 30, 2026 compared to September 30, 2025
	Florida		Mid-Atlantic		Florida		Mid-Atlantic
	% Change		% Change		% Change		% Change
	Volume	Average Price	Volume	Average Price	Volume	Average Price	Volume	Average Price
Cement	(6.7)%	(0.6)%	27.0%	(2.3)%	(3.2)%	(0.3)%	17.6%	(1.6)%
Aggregates	0.2%	(0.2)%	14.5%	(15.6)%	1.0%	0.7%	(14.7)%	(17.3)%
Ready-mix concrete	(11.3)%	3.7%	5.1%	8.5%	(6.9)%	0.6%	7.4%	8.8%
Concrete block	0.7%	(3.0)%	N/A	N/A	6.2%	(2.6)%	N/A	N/A
Fly ash	12.3%	(2.8)%	(2.1)%	3.3%	12.7%	0.4%	6.3%	0.5%

(1) Percent changes in volume include internal trading activity.
(2) Percent changes in prices include the consumption of internally sourced materials at a transfer price approximating market price.
(3) Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market prices. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

Investor Relations
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